FORM PX14A6G

AMERICAN FINANCIAL GROUP, INC. – AFG

Filed:  April 15, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

American Financial Group, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert Social Index Fund and Calvert VP S&P MidCap 400 Index Portfolio, each acting through Calvert Asset Management Company, Inc., which will be renamed Calvert Investment Management, Inc. on or about April 30, 2011.

b.     Board of Pensions of the Evangelical Lutheran Church in America.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     800 Marquette Ave., Suite 1050, Minneapolis, Minnesota, 55402

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2011 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the American Financial Group
Opposition Statement Regarding Board Composition

(p. 17 of the American Financial Group Proxy)

Proposal # 8 on Board Composition

This proposal has been filed by Calvert Asset Management Company, Inc. (acting on behalf of Calvert Social Index Fund and Calvert VP S&P MidCap 400 Index Portfolio) and the Board of Pensions of the Evangelical Lutheran Church in America. These investors share a common concern about the lack of diversity on the Board of Directors and within the Senior Management of American Financial Group. The proponents view diversity as a strategic business and investment imperative. We believe in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success.  Further, we recognize diversity as an essential measure of sound governance and a critical attribute to a well-functioning board.

American Financial Group’s opposition statement and primary arguments against this proposal are that:

•

American Financial Group agrees with the merits of achieving diversity but believes their existing processes are designed to identify the best possible nominees and the company would be restricted and unnecessarily burdened by gender and minority requirements on the nominating process.

•

American Financial Group’s employment policies and practices are guided by the fundamental principle that decisions are made on the basis of whether the individual’s personal capabilities and qualifications fit the Company’s needs and meet the requirements of the position.

Our Rebuttal and Rationale for a YES vote follows:

This proposal seeks to expand current director selection criteria to include, among other considerations, diversity.   While we appreciate that the Board agrees with the merits of achieving diversity throughout the company, we do not believe the company’s current director selection process sufficiently prioritizes diversity.  We feel our Board is not capitalizing on the competitive advantages that a comprehensive approach to diversity can bring to bear and that this is reflected in the fact that our Board and the Senior Management of American Financial Group has no racial or gender diversity.  The company’s policy of non-discrimination does not proactively address the lack of diversity on the Board of Directors.  American Financial Group is a clear laggard within its peer group where approximately 80 percent of the Russell 1000 companies have at least one woman on their board of directors.

1.	The American Financial Group Board recommends a vote AGAINST by claiming the proposal is restrictive:

The proposal recommends that the company expand director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such as government, academia, and non-profit organizations.  In this regard, we are encouraging the company to develop its current search process to ensure women and minorities are being sought as part of the search.  We are not recommending that the Board only seek women and minority candidates but rather that the Board include diverse candidates in the pool from which they consider director nominees.  Rather than restricting the Board, our recommendations would open the board’s current selection process and require the board to consider a wider range of candidates.

2.	Our current Board is NOT representative of its shareholders, consumers, or employees.

The Board claims they agree with the “merits of achieving diversity” however they give no indication how they plan to move from a board that has NO women and NO minorities to a board that is more reflective of their shareholders, their consumers, and their employees. We remain unconvinced that the company has truly recognized the value that diversity brings to bear on a range of issues.  In fact, the company’s senior management also lacks any diversity.  In our view, companies combining competitive financial performance with fair and equitable working environments will recognize gains in both the workplace and marketplace and be better positioned to generate long-term value for their shareholders.

Shareholders are urged to vote FOR Proposal #8 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT ASSET MANAGEMENT COMPANY, INC. (CAMCO), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CAMCO AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA (BPELCA).  PLEASE DO NOT SEND YOUR PROXY TO CAMCO, ANY CALVERT FUND OR BPELCA.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CAMCO, CERTAIN CALVERT FUNDS AND/OR BPELCA.

For questions regarding American Financial Group Proposal # 8 on Board Composition, please contact Aditi Mohapatra, Calvert Asset Management Company, Inc., 301.961.4715, aditi.mohapatra@calvert.com